[Mobility Electronics, Inc.]
November 14, 2005
Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mobility Electronics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 11, 2005 (“Form 10-K”)
File No. 000-30907
Dear Ms. Collins:
     On behalf of Mobility Electronics, Inc. (the “Company”), this letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated October 19, 2005, regarding the Company’s above-identified Form 10-K.
     The responses set forth below correspond to the numbers assigned in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2004

Statement of Cash Flows, page 42
1.	Tell us how your presentation of cash flows used in discontinued operations is consistent with the guidance in SFAS No. 95, specifically paragraphs 26, 28 and 29. In this regard, if the cash flows relating to discontinued operations are separately presented, separate disclosure of such cash flows should be made within all three categories of cash flows (i.e., operating, investing and financing, when applicable). Please advise, and revise as necessary.
Response: SFAS No. 95, paragraph 26, note 10, states “Separate disclosure of cash flows pertaining to extraordinary items or discontinued operations reflected in those categories (Operating, Investing and Financing activities) is not required. An enterprise that nevertheless chooses to report separately operating cash flows of discontinued

Kathleen Collins
November 14, 2005

operations shall do so consistently for all periods affected, which may include periods long after sale or liquidation of the operation.” The Company supplementally advises the Staff that all cash flows from the discontinued operation are operating in nature and that the Company has presented those cash flows consistently for all periods presented.
Note 6 Goodwill, page 51
2.	We have reviewed your response to our Prior Comment No. 4, regarding the allocation period for the iGo acquisition and have the following additional comments:
(a)	Tell us how you accounted for this pre-acquisition contingency when you performed the initial purchase price allocation associated with the September 3, 2002 acquisition of iGo. Quantify the fair value of this contingency at the initial purchase price allocation and how you determined that amount. Your response should describe the nature of the evaluation that was performed, when the evaluation was complete and the estimated range of loss that was determined as a result of the evaluation.

(b)	Your response provides a quote from SFAS No. 141 which indicates “The allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable.” This suggests that you were/are waiting for information that you arranged to obtain. If so, specifically identify the additional information you arranged to obtain and when that information became available. Refer to paragraph B183 of SFAS No. 141.

(c)	While SFAS No. 141 does indicate the allocation period should usually not exceed one year, explain the basis under generally accepted accounting principles to hold the allocation period open until the investigation/litigation is resolved. In this regard, it appears that you believe the allocation period is still open in light of the fact that you have continued to record legal costs as an increase to goodwill during the interim period ended March 31, 2005. Please explain to us why you believe it is appropriate to extend the allocation period more than two years from the date of acquisition. Refer to paragraph B183 of SFAS No. 141 and SAB Topic 2.A.7.

(d)	Your response further suggests that the SEC investigation of the former directors and officers of iGo Corporation is an “unusual pre-acquisition contingency” which appears to be the basis for you to extend the allocation period beyond one year. Please tell us why you believe the nature of the pre-acquisition contingency (i.e., usual versus unusual) would allow you to extend the allocation period beyond one year. Also, further demonstrate why you believe this investigation is ‘unusual’ in light of the number of pending SEC investigations.

Kathleen Collins
November 14, 2005

(e)	Also, tell us how you consider the disclosure guidance in SAB Topic 2.A.7. In this regard, explain why you did not provide disclosure that the purchase price allocation was preliminary, along with the nature of the contingency and other available information that would enable a reader to understand its potential effects on the final allocation and on post acquisition results.

(f)	Also, tell us how your accounting for this contingency and respective insurance recovery follows the guidance in SFAS No. 5 and FIN 39. In this regard, your disclosure on page 61 indicates that you are pursuing coverage under iGo’s directors’ and officers’ liability insurance policy regarding potential indemnification claims; however, if coverage is not received, you may be responsible for costs and expenses associated with this matter. Tell us how you have evaluated this liability and the related insurance recovery with reference to the respective authoritative literature.
3.	We have reviewed your response to our Prior Comment No. 4 regarding your dispute with Portsmith over contingent consideration; however, we do not believe you have provided persuasive evidence or analysis to support your conclusion that the fees incurred in connection with the resolution of the consideration represent a direct acquisition cost and result in an increase to goodwill. We believe that adjustments and/or payments that arise out of litigation over the purchase price between the acquirer and the former owners of the acquired company should be charged to income when settled. Refer to paragraph B177 of SFAS No. 141.
Response: In response to Comments 2 and 3 above, the Company has restated its previously issued financial statements for the three-month periods ended March 31, 2005 and June 30, 2005, the six-month period ended June 30, 2005, the years ended December 31, 2004 and 2003 and, except for the first quarter of 2003, each of the quarters in 2003 and 2004, to record the fees and expenses associated with the Company’s 2002 acquisitions of iGo Corporation and Portsmith that were previously accounted for as a component of goodwill, as selling, general and administrative expense in the appropriate period in which they were incurred (the “Restatement”).
     The Company, concurrent with the filing of this response letter, is filing amendments to its Form 10-K for the year ended December 31, 2004, its Form 10-Q for the three months ended March 31, 2005, and its Form 10-Q for the three and six months ended June 30, 2005 (collectively, the “Amended Filings”) to reflect this Restatement.
Item 9A Controls and Procedures, page 63
4.	Please confirm supplementally, if true, that as of December 31, 2004 and March 31, 2005, your disclosure controls and procedures were ‘effective’ to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within

Kathleen Collins
November 14, 2005

the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Response: In light of the Restatement, the Company supplementally advises the Staff that its management has concluded that, as of December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005, a material weakness in the Company’s internal control over financial reporting existed with respect to accounting for costs incurred in connection with business combinations. As a result, this conclusion has been reflected in the Amended Filings, as well as in the Company’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2005. The Company has subsequently designed and implemented a new procedure as part of its internal controls over financial reporting that requires additional management approval for all costs affecting goodwill, and adds an additional level of management review to evaluate on a quarterly basis the accounting treatment of costs associated with business combinations to determine that such treatment is consistent with the guidance of SFAS No. 141, “Business Combinations.”

     Please contact me at (480) 477-3636 to discuss any questions you may have.

Sincerely,

MOBILITY ELECTRONICS, INC.

/s/ Joan W. Brubacher

Joan W. Brubacher
Executive Vice President & CFO

cc:	April Coleman, Staff Accountant
Lisa Mitrovich, Assistant Chief Accountant
Brian Roberts, General Counsel, Mobility Electronics, Inc.
Richard F. Dahlson, Jackson Walker, LLP